UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                         (AMENDMENT NO. ______________)*

                               E*TRADE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   269 246 104
             ------------------------------------------------------
                                 (CUSIP Number)

       RONALD FISHER                                 STEPHEN A. GRANT, ESQ.
  SOFTBANK HOLDINGS INC.                              SULLIVAN & CROMWELL
10 LANGLEY ROAD, SUITE 403                              125 BROAD STREET
  NEWTON CENTER, MA 02159                              NEW YORK, NY 10004
      (617) 928-9300                                     (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 AUGUST 20, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                               Page 1 of 9 Pages

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

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CUSIP NO.  269 246 104                              PAGE   2    OF    9   PAGES
           ------------                                  -------   ------
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--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          15,647,922 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH               15,647,922 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,647,922 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.2% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                             ---------------------------
CUSIP NO.  269 246 104                              PAGE    3   OF    9   PAGES
           ------------                                  -------   ------
-----------------------                             ---------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CORP.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          15,647,922 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH               15,647,922 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,647,922 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.2% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------
(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                             ---------------------------
CUSIP NO.  269 246 104                              PAGE    4   OF   9    PAGES
           ------------                                  -------   ------
-----------------------                             ---------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                        (B) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                          15,647,922 (1)
    NUMBER OF       ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH               15,647,922 (1)
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,647,922 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        27.2% (1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
(1) See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO.  269 246 104                              PAGE    5   OF   9    PAGES
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ITEM 1.   SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of E*Trade Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Four Embarcadero Place, 2400 Geng Road, Palo Alto, California 94303.


ITEM 2.   IDENTITY AND BACKGROUND.

         This   Statement  is  filed  by  SOFTBANK   Holdings  Inc.   ("SOFTBANK
Holdings"), SOFTBANK Corp. ("SOFTBANK") and Masayoshi Son ("Son" and, together with SOFTBANK Holdings and SOFTBANK, the "Reporting Persons").

         (A), (B), (C) AND (F). The principal business offices of SOFTBANK Holdings are located at 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The principal business offices of SOFTBANK are located at 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan. Son's business address is 24-1, Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103 Japan.

         SOFTBANK Holdings is a Delaware corporation and is a wholly-owned subsidiary of SOFTBANK.

         SOFTBANK is a corporation organized under the laws of Japan.

         Son, a Japanese citizen, is the President, Chief Executive Officer and a director of SOFTBANK. Son owns, directly and indirectly, an approximate 50% interest in SOFTBANK.

         (D) AND (E). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 or 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchase of the shares of Common Stock by SOFTBANK Holdings as reported herein was funded by available cash of SOFTBANK Corp.


ITEM 4.   PURPOSE OF TRANSACTION.

         The purpose of the transaction by the Reporting Persons described in this Statement is investment in the Company.

         Pursuant to the Stock Purchase Agreement, dated as of July 9, 1998 (the "Purchase Agreement"), by and between the Company and SOFTBANK Holdings, SOFTBANK Holdings agreed to purchase 15,647,922 shares of Common Stock (the "Shares") from the Company for a purchase price of $25.5625 per Share (the "Purchase"). The Purchase was consummated on August 20, 1998.

         Except under limited circumstances, SOFTBANK Holdings may not, directly or indirectly, sell, transfer, assign, pledge or otherwise dispose of any interest in any of the Shares acquired pursuant to the Purchase Agreement for a period of two years following the acquisition of such Shares. In addition, SOFTBANK Holdings agreed that neither it nor any of its affiliates will acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary of the Company for a period of five years without the prior written consent of the Company or its Board of Directors. The Company agreed to cause Son to be elected or appointed as a director of the Company.

         All references to the Purchase Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit C hereto and incorporated by reference herein. See also Item 6.

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CUSIP NO.  269 246 104                              PAGE    6   OF   9    PAGES
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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (A) AND (B).

         SOFTBANK Holdings.

         SOFTBANK Holdings is the beneficial owner of 15,647,922 shares of Common Stock that it purchased from the Company pursuant to the Purchase Agreement, comprising approximately 27.2% of the capital stock of the Company (based on the number of shares of capital stock outstanding as of July 17, 1998, as disclosed by the Company in its Report on Form 8-K filed with the Securities Exchange Commission on July 17, 1998, and calculated as provided by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and may be deemed to have sole voting power and sole dispositive power with respect to such shares of Common Stock.

         SOFTBANK; Son.

         As the parent of SOFTBANK Holdings and the direct and indirect owner of an approximate 50% interest of SOFTBANK, respectively, SOFTBANK and Son may each be deemed to be the beneficial owner of an aggregate of 15,647,922 shares of Common Stock, comprising approximately 27.2% of the capital stock of the Company (based on the number of shares of capital stock outstanding as of July 17, 1998, as disclosed by the Company in its Report on Form 8-K filed with the Securities Exchange Commission on July 17, 1998, and calculated as provided by Rule 13d-3 under the Exchange Act), and may be deemed to have sole voting power and sole dispositive power with respect to such shares of Common Stock.

         (C). None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 or 2 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

         (D) AND (E). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The descriptions of the Purchase Agreement in Items 4 and 5 are hereby incorporated herein by reference.

         Except as described in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1 or 2 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         All references to the Purchase Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit C hereto and incorporated by reference herein. See also Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A    Agreement of Joint  Filing,  dated as of August 31, 1998,
                       by and among SOFTBANK Holdings, SOFTBANK and Son.

          Exhibit B    Power of Attorney  (incorporated  by reference to Exhibit
                       24 to the Statement on Schedule 13G filed by SOFTBANK, Son and SOFTBANK Ventures, Inc. on February 18, 1998 with respect to Concentric Network Corporation).

          Exhibit C    Stock  Purchase  Agreement,  dated as of July 9, 1998, by
                       and between the Company and SOFTBANK Holdings.

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CUSIP NO.  269 246 104                              PAGE    7   OF    9   PAGES
           ------------                                  -------   ------
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 1998                        SOFTBANK HOLDINGS INC.


                                       By: /s/ Ronald D. Fisher
                                           ---------------------------------
                                               Name: Ronald D. Fisher
                                               Title:  Vice Chairman


                                       SOFTBANK CORP.


                                       By: /s/ Ronald D. Fisher
                                           ---------------------------------
                                               Name: Ronald D. Fisher
                                               Title:  Attorney-in-Fact


                                       MASAYOSHI SON


                                       By: /s/ Ronald D. Fisher
                                           ---------------------------------
                                               Name: Ronald D. Fisher
                                               Title:  Attorney-in-Fact

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CUSIP NO.  269 246 104                              PAGE    8   OF   9    PAGES
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                                   SCHEDULE 1

              DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK HOLDINGS

         The business address for each of the individuals listed below, except Masayoshi Son, Yoshitaka Kitao and Stephen A. Grant, is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159. The business address for Masayoshi Son and Yoshitaka Kitao is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan. The business address for Stephen A. Grant is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is an American citizen, except for Masayoshi Son and Yoshitaka Kitao, each a citizen of Japan.


NAME                       PRESENT AND PRINCIPAL OCCUPATION
----                       --------------------------------

Masayoshi Son              Chairman  of the Board,  President  and  director  of
                           SOFTBANK Holdings; President, Chief Executive Officer and director of SOFTBANK.

Ronald D. Fisher           Vice  Chairman  and  director of  SOFTBANK  Holdings;
                           director of SOFTBANK.

Yoshitaka Kitao            Director  of  SOFTBANK   Holdings;   Executive   Vice
                           President,  Chief  Financial  Officer and director of
                           SOFTBANK.

Stephen A. Grant           Secretary of SOFTBANK Holdings;  Partner,  Sullivan &
                           Cromwell.

Thomas L. Wright           Vice President and Treasurer of SOFTBANK Holdings.

Louis Demarco              Vice President-Tax of SOFTBANK Holdings.

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CUSIP NO.  269 246 104                              PAGE    9   OF    9   PAGES
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                                   SCHEDULE 2

            DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORPORATION

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103 Japan. The business address for Ronald D. Fisher is 10 Langley Road, Suite 403, Newton Center, Massachusetts 02159.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.


NAME                       PRESENT AND PRINCIPAL OCCUPATION
----                       --------------------------------

Masayoshi Son              President,  Chief  Executive  Officer and director of
                           SOFTBANK;   Chairman  of  the  Board,  President  and
                           director of SOFTBANK Holdings.

Ken Miyauchi               Executive Vice President and director of SOFTBANK.

Norikazu Ishikawa          Executive Vice President and director of SOFTBANK.

Yoshitaka Kitao            Executive Vice President, Chief Financial Officer and
                           director of SOFTBANK; director of SOFTBANK Holdings.

Makoto Okazaki             Executive Vice President and director of SOFTBANK.

Toshio Inaba               Director of SOFTBANK.

Hiroshi Wada               Director of SOFTBANK.

Goro Hashimoto             Director of SOFTBANK.

Takashi Eguchi             Director of SOFTBANK.

Ronald D. Fisher           Director  of  SOFTBANK;  Vice  Chairman  of  SOFTBANK
                           Holdings.

Katsura Sato               Full-Time Corporate Auditor of SOFTBANK.

Saburo Kobayashi           Corporate Auditor of SOFTBANK.

Toshihiro Kiribuchi        Corporate Auditor of SOFTBANK.

Hidekazu Kubokawa          Corporate Auditor of SOFTBANK.